Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities Securities and Exchange Commission
100 F street N.E. Stop 7010
Washington, D.C. 20549
USA

Dear Mr. Schwall,

Thank you for your letter dated September 29, 2008 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) of StatoilHydro ASA (“StatoilHydro” or the “Company”) (File Number 001-15200).

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comment from the Staff’s comment letter in bold text, and have provided our response immediately following the comment.

Form 20-F for Fiscal Year Ended December 31, 2007

1.

We refer you to Item 4.B.8 of Form 20-F. Please provide disclosure that explains the material effects of the regulations described in Section 3.10 of your annual report on your business. A summary of each of the regulatory regimes is not sufficient to meet the item requirement. Further, given that you are majority owned by the Kingdom of Norway, please include disclosure here and in your discussion of related party transactions regarding any preferential treatment that you may receive for (i) licenses granted by, or (ii) other regulatory rules enforced by the Norwegian State. In alternative, provide a statement that you receive no preferential treatment.

StatoilHydro is exposed to several regulatory regimes, but the most important regime is the Norwegian Petroleum Act described in the first part of section “3.10 Regulation”. We believe the material effects of this regime as they pertain to our business are described in that section; however, we will make this clearer in future filings. In addition, we will include disclosure in this section and under related party transactions that StatoilHydro does not receive any preferential treatment with respect to licenses granted by or under any other regulatory rules enforced by the Norwegian State. In the attached Appendix A, we have included a revised regulation section indicating the changes which we will make as appropriate in future filings.

2.

We direct your attention to General Instruction F of Form 20-F. Please explain why the corporate assembly is not considered to fall within the definition of “Directors and Senior Management” and therefore would require full Item 6 disclosure. We note in particular that the term “Directors and senior management” includes “(b) members of its administrative, supervisory or management bodies ”, as determined by the host country.

We believe that we have complied with the Item 6 disclosure requirements for the corporate assembly with one exception noted below. The Company has a corporate assembly of 18 members who are elected for two-year terms. Twelve members and four alternates are elected at the general meeting by shareholders, and six members with alternates are elected by and among the employees, such employees being non-executives.

The Company has disclosed the information required by Item 6 in its 2007 Form 20-F, except for the corporate assembly members’ areas of experience in the Company or principal business activities performed outside the Company (Items 6.A.1 and 6.A.2). The names (Item 6.A.1) and ages (Item 6.A.3) of the corporate assembly members are disclosed in Section 7.5; compensation (Item 6.B.1) is disclosed in Section 7.9; the date of expiration of the current term of office (Item 6.C.1) is disclosed in Section 7.2; and share ownership as of the most recent practicable date (Item 6.E.1) is disclosed in Section 7.10. There are no stock options, and members of the corporate assembly do not have service contracts with the Company, although employee-elected members of the corporate assembly who are employees of the Company are employed pursuant to standard employment contract terms as are other employees of the Company. We will include the corporate assembly members’ occupations in future filings.

3.

We note you have characterized your exploration and evaluation assets as “intangible assets” on your balance sheet. We further note in prior years that you included these amounts as a component of property and equipment under U.S. GAAP. Referring to the guidance found in paragraph 2(c) of IAS 38, it appears you should modify your caption to characterize these assets as tangible. Please modify the captions relating to these assets, and your accounting policy accordingly.

Although exploration and evaluation assets are excluded from IAS 38 Intangible Assets IAS 38, paragraph 2 a) also indicates that investment expenditure may be classified as intangible if within the scope of another standard. StatoilHydro believes that the applicable standard is IFRS 6 Exploration for and Evaluation of Mineral Resources.

IFRS 6 in paragraph 15, states that “Some exploration and evaluation assets are treated as intangible (eg drilling rights), whereas others are tangible (e.g. vehicles and drilling rigs).”

Further, in the Basis for Conclusions for IFRS 6, BC33, states that ”A tangible asset may be used in the development of an intangible one. For example, a portable drilling rig may be used to drill test wells or take core samples, clearly part of the exploration activity. To the extent that the tangible asset is consumed in developing an intangible asset, the amount reflecting that consumption is part of the cost of the intangible asset”.

We believe that IFRS 6 requires that assets such as acquired drilling rights and licenses be classified as intangible assets, and that drilling rig expenses and other exploratory and evaluation expenses associated with exploration and development of these rights also be reflected as intangible assets. The exploration and evaluation assets classified as intangible in our balance sheet are all of this nature.

IFRS 6, BC33 states that; “However, using a tangible asset to develop an intangible asset does not change a tangible asset into an intangible asset.” We have not reclassified any tangible assets to intangible assets. Only the rig costs are presented as intangible assets.

Consequently, in our view the exploration and evaluation assets in question should remain classified in the balance sheet as intangible assets under IFRS.

*     *     *

If you have any questions relating to this letter, please feel free to call Kathryn A. Campbell at +44 20 7959 8580. She may also be reached by facsimile at +44 20 7959 8950 and by email at campbellk@sullcrom.com.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 20-F, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Very truly yours,

/s/ Eldar Sætre
Eldar Sætre

cc:	Kevin Stertzel Mark Wojciechowski John Madison (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP)

Attachment.

Appendix A

3.10     Regulation

The principal Norwegian legislation applying to our petroleum activities in Norway and on the NCS is currently the Norwegian Petroleum Act of November 29, 1996 (the “Petroleum Act”), and <~~a number of~~>the regulations promulgated thereunder, as well as the Norwegian Petroleum Taxation Act of June 13, 1975 (the “Petroleum Taxation Act”). The Petroleum Act states the principle that the Norwegian State is the owner of all subsea petroleum on the NCS, that the exclusive right to resource management is vested in the Norwegian State and that the Norwegian State alone is authorized to award licenses concerning the petroleum activities. We are dependent upon the Norwegian State for its approval of our NCS exploration and development projects and applications for production rates for individual fields.

Under the Petroleum Act, the Norwegian Ministry of Petroleum and Energy is responsible for resource management and for administering petroleum activities on the NCS. The main task of the Ministry of Petroleum and Energy is to ensure that petroleum activities are conducted in accordance with the applicable legislation, the policies adopted by the Storting, and relevant decisions of the Norwegian State. The Ministry of Petroleum and Energy primarily implements petroleum policy through its power to administer the award of licenses and approve operators’ field and pipeline development plans, as well as petroleum transport and gas sales contracts. Only those plans that conform to the policies and regulations set by the Storting are approved. As set forth in the Petroleum Act, if a plan involves an important principle or will have a significant economic or social impact, it must also be submitted to the Storting for acceptance before being approved by the Ministry of Petroleum and Energy.

We are not required to submit any decisions relating to our operations to the Storting. However, the Storting’s role with respect to major policy issues in the petroleum sector may affect us in two ways: first, when the Norwegian State acts in the capacity as the majority owner of our shares and, second, when the Norwegian State acts in its capacity as regulator:

•         The Norwegian State held 62.5% of our ordinary shares as at 31 December 2007 and has recently indicated that it intends to increase its shareholding to 67%.  The Norwegian State’s shareholding in StatoilHydro is managed by the Ministry of Petroleum and Energy. The Ministry of Petroleum and Energy will normally determine how the Norwegian State will vote its shares on proposals submitted to general meetings of the shareholders. However, in certain exceptional cases, it may be necessary for the Norwegian State to seek approval from the Storting before voting on a certain proposal. This will normally be the case if we issue additional shares and such issuance would significantly dilute the Norwegian State’s holding, or if such issuance would require a capital contribution from the Norwegian State in excess of government mandates. It is not possible to predict how the Norwegian Storting will decide on a proposal for issuance of additional shares which would either significantly dilute its holding of StatoilHydro shares or require a capital contribution from it in excess of government mandates. A decision by the Norwegian State against our proposal to issue additional shares would prevent us from raising additional capital in this manner and could adversely affect our ability to pursue business opportunities and to further develop the company.

•         The Norwegian State exercises important regulatory powers over us, as well as over other companies and corporations. As part of our business, we, or the partnerships to which we are a party, frequently need to apply for licenses and other approvals of various types from the Norwegian State. In respect of certain important applications, such as approvals of major plans for operation and development of fields, the Ministry of Petroleum and Energy must obtain the consent of the Storting before it can approve our or the relevant partnership’s application. This may take additional time and affect the content of the decision. Although StatoilHydro is majority-owned by the Norwegian State, it does not receive any preferential treatment with respect to licenses granted by or under any other regulatory rules enforced by the Norwegian State.

Although Norway is not a member of the European Union, or EU, it is a member of the European Free Trade Association (EFTA). The EU and its member states have entered into the Agreement on the European Economic Area, referred to as the EEA Agreement, with the members of EFTA (except Switzerland).

The EEA Agreement makes certain provisions of EU law binding as between the states of the EU and the EFTA states, and also as between the EFTA states themselves. An increasing volume of regulation affecting us is adopted within the EU and is then applied to Norway under the EEA Agreement. As a Norwegian company operating both within EFTA and the EU, our business activities are regulated by both EEA law and EU law to the extent that EU law has been accepted into EEA law under the EEA Agreement.

3.10.1 The Norwegian licensing system

In 2007 we participated in 225 production licenses on the NCS. As a participant in licenses, we are subject to the regulations of the Norwegian licensing system.

The most important type of license awarded under the Petroleum Act is the production license. The Ministry of Petroleum and Energy holds executive discretionary power to award a production license and to determine the terms of that license. The Government is not entitled to award us a license in an area until the Storting has decided to open the area in question for exploration.  The terms of our production licenses are determined by the Ministry of Petroleum.

A production license grants the holders an exclusive right to explore for and produce petroleum within a specified geographical area. The licensees become the owners of the petroleum produced from the field covered by the license. Notwithstanding the exclusive rights granted under a production license, the Ministry of Petroleum and Energy has the power to, in exceptional cases, permit third parties to carry out exploration in the area covered by a production license. For a list of our shares in production licenses, see report section Production - E&P Norway - Operational review.

Production licenses are normally awarded through licensing rounds. The first licensing round for NCS production licenses was announced in 1965. The award of the first licenses covered areas in the North Sea. Over the years the award of licenses has moved northward and covers areas both in the Norwegian Sea and in the Barents Sea. In recent years, the principal licensing rounds have mainly included licenses in the Norwegian Sea. Beginning in 2003, the Norwegian government changed its policy on mature areas and introduced a scheme for award of production licenses named “Award in Predefined Areas” (APA) in mature parts of the Norwegian Continental Shelf. The award of licenses in the predefined areas has taken place every year since 2003. The Ministry of Petroleum and Energy has, in a report to the Storting, announced that this policy will continue.

The Norwegian State accepts license applications from individual companies and group applications<~~, enabling~~>. This allows us to choose our exploration and development partners.

Production licenses are awarded to joint ventures< ~~consisting of several companies~~>.  As is the case for most fields on the NCS, our production activities are conducted through joint venture arrangements with other companies and in some cases with the Norwegian State through its wholly-owned company Petoro. The members of the joint venture are jointly and severally responsible to the Norwegian State for obligations arising from petroleum operations carried out under the license. Once a production license is awarded, the licensees are required to enter into a joint operating agreement and an accounting agreement which regulate the relationship between the partners. The Ministry of Petroleum and Energy decides the form of the joint operating agreements and accounting agreements.

The governing body of the joint venture is the management committee. Each member is entitled to one seat on the management committee. The management committee’s tasks are set out in the joint operating agreement and include setting guidelines for the operator of the field, exercising control over the activities of the operator, and making decisions on the activities of the joint venture. Votes in the management committee are counted by a combination of the number of members in the joint venture and their ownership interest. The number of votes required to make a decision varies from license to license, but a decision is normally reached when a certain number of the members and a percentage of the ownership interests, specified individually in each license, have voted in favour of a proposal. The voting rules are structured so that a licensee holding more than 50% of a license normally cannot vote through a proposal on its own, but will need the support of one or more of the other licensees. In licenses awarded since 1996 where the SDFI holds an interest, the Norwegian State, acting through the SDFI management company, may veto decisions made by the joint venture management committee, which, in the opinion of the Norwegian State, would not be in compliance with the obligations of the license as to the Norwegian State’s exploitation policies or financial interests. This veto right has never been used.

Under the joint operating agreements covering licenses awarded prior to 1996, the management company that supervises the Norwegian State’s SDFI interest, Petoro AS, has the power, with certain exceptions, to make decisions unilaterally in matters which are assumed to be of political or principal importance, or which may have significant social or socio-economic consequences, if Petoro AS is acting under the direction of its shareholder. Prior to the establishment of the SDFI management company, StatoilHydro held this right, which was exercised three times, most recently in 1988. In autumn 2002, the Storting began to allow individual license groups to substitute this special voting rule for the SDFI with a veto rule similar to the veto rules which have applied to licenses awarded since 1996. Such a substitution is subject to approval from the Ministry of Petroleum and Energy.

The day-to-day management of a field is the responsibility of an operator appointed by the Ministry of Petroleum and Energy. In 2007 we were the operator for 175 of our 225 production licenses. The operator is in practice always a member of the joint venture holding the production license, although this is not legally required. The terms of engagement of the operator are set out in the joint operating agreement. Under the joint operating agreement, an operator may normally terminate its engagement upon six months’ notice. The management committee may, however, with the consent of the Ministry of Petroleum and Energy, instruct the operator to continue performing its duties until a new operator has been appointed. The management committee can terminate the operator’s engagement upon six months’ notice on an affirmative vote by all members of the management committee other than the operator. A change of operator requires the consent of the Ministry of Petroleum and Energy. In special cases the Ministry of Petroleum and Energy can order a change of operator.

Licensees are required to submit a plan for development and operation, or PDO, to the Ministry of Petroleum and Energy for approval. In respect of fields of a certain size, the Storting has to accept the PDO before it is formally approved by the Ministry of Petroleum and Energy. Until the PDO has been approved by the Ministry of Petroleum and Energy, the licensees cannot, without the prior consent of the Ministry of Petroleum and Energy, undertake material contractual obligations or commence construction work.

Production licenses are normally awarded for an initial exploration period which is typically six years, but which can be either for a shorter period or for a maximum period of ten years. During this exploration period the licensees must meet a specified work obligation set out in the license. The work obligation will typically include seismic surveying and/or exploration drilling. If the licensees fulfil the obligations set out in the production license, they are entitled to require that the license be prolonged for a period specified at the time when the license is awarded, typically 30 years. The right to prolong the license does not apply as a main rule to the whole of the geographical area covered by the initial license, but only to a percentage, typically 50%. The size of the area which must be relinquished is determined at the time the license is awarded. In special cases, the Ministry of Petroleum and Energy may extend the duration of a production license.

If natural resources other than petroleum are discovered in the area covered by a production license, the Norwegian State may decide to delay petroleum production in the area. If such a delay is imposed, the licensees are, with certain exceptions, entitled to a corresponding extension of the period of the license. To date, such a delay has never been imposed.

The Norwegian State may, if important public interests are at stake, direct us and other licensees on the NCS to reduce production of petroleum. From 15 July 1987 until the end of 1989, licensees were directed to curtail oil production by 7.5%. Between 1 January 1990 and 30 June 1990, licensees were directed to curtail oil production by 5%. In 1998, the Norwegian State resolved to reduce Norwegian oil production by about 3%, or 100 mbbls per day. In March 1999, the Norwegian State decided to increase the reduction to 200 mbbls per day. In the second quarter of 2000, the reduction was brought back to 100 mbbls per day. On 1 July 2000, this restriction was removed. By a royal decree of 19 December 2001, the Norwegian government decided that Norwegian oil production would be reduced by 150 mbbls per day from 1 January 2002 until 30 June 2002. This amounted to <~~roughly~~>approximately a 5% reduction in output.

Licensees may buy or sell interests in production licenses subject to the consent of the Ministry of Petroleum and Energy and the approval of the Ministry of Finance of a corresponding tax treatment position. The Ministry of Petroleum and Energy must also approve indirect transfers of interest in a license, including changes in the ownership of a licensee, if they result in a third party obtaining a decisive influence over the licensee. There are in most licenses no pre-emption rights in favour of the other licensees. The SDFI, or the Norwegian State, as appropriate, however, still holds pre-emption rights in all licenses.  All of our licensing transactions entered into in 2007 were approved by the Ministry of Petroleum and Energy and the Ministry of Finance.

A license from the Ministry of Petroleum and Energy is also required in order to establish facilities for transport and utilization of petroleum. When applying for such licenses, the owners, which are in practice licensees under a production license, must prepare a plan for installation and operation. Licenses to establish facilities for transport and utilization of petroleum will normally be awarded subject to certain conditions. Typically, these conditions require the facility owners to enter into a participants’ agreement. The ownership of most facilities for transport and utilization of petroleum in Norway and on the NCS are organized as a joint venture of a group of license holders, and the participants’ agreements are similar to the joint operating agreements entered into among the members of joint ventures holding production licenses.  All of our applications for facility licenses submitted in 2007 have been granted by the Ministry of Petroleum and Energy.

Licensees are required to prepare a decommissioning plan before a production license or a license to establish and use facilities for transportation and utilization of petroleum expires or is relinquished, or the use of a facility ceases. The decommissioning plan must be submitted to the Ministry of Petroleum and Energy no sooner than five and no later than two years prior to the expiry of the license or the cessation of the use of the facility, and must include a proposal for the disposal of facilities on the field. On the basis of the decommissioning plan, the Ministry of Petroleum and Energy makes a decision as to the disposal of the facilities.

The Norwegian State is entitled to take over the fixed facilities of the licensees when a production license expires, is relinquished or revoked. In respect of facilities on the NCS, the Norwegian State decides whether any compensation will be payable for facilities thus taken over. If the Norwegian State should choose to take over onshore facilities, the ordinary rules of compensation in connection with expropriation of private property apply. None of our production licenses expired in 2007 or 2008 and none are due to expire in 2009.

Licenses for the establishment of facilities for transport and utilization of petroleum typically include a clause whereby the Norwegian State can require that the facilities be transferred to it free of charge at the expiration of the license period.

3.10.2 Gas sales and gas transportation

In contrast to the organization of gas sales prior to 1 June 2001, gas sales contracts with buyers for the supply of Norwegian gas are now concluded individually by each company.

The upstream gas transportation system consists of several pipelines owned by a joint venture called Gassled<~~,~~>. We have a 32.06% interest in Gassled (32.86% including our indirect interest through our 28.58% holding in Norsea Gas AS) and are responsible for the technical operation of the majority of export pipelines and onshore plants in the processing and transportation systems for Gassled; see< ~~report~~> section “3.3 Natural Gas – Norwegian gas transportation system and other facilities”.

The Norwegian authorities have by a royal decree of 20 December 2002 issued regulations for access to and tariffs for capacity in the upstream gas transportation system. There are three main considerations behind the regulations. Firstly the regulations, together with the law adopted by the Storting in June 2002, implement the Gas Directive of the European Union. Further, they established a system for access to the upstream gas transportation system that is compatible with company-based gas sales from the NCS. Thirdly, they provided for the new ownership structure of the upstream gas transportation system (Gassled).

Parts of the regulations have a general application and parts - including the tariffs - are applicable only to the upstream gas transportation system owned by the Gassled joint venture. The regulations establish the main principles for access to the upstream gas transportation system. The access regime consists of a regulated primary market where the right to book free capacity, in accordance with regulations, is allocated to users with a duly substantiated reasonable need for transportation of natural gas. Further, the access regime consists of a secondary market where the capacity can be transferred between the users after the allocation in the primary market if the need for transportation changes.

The capacity in the primary market is released and booked through Gassco AS on the internet. Spare capacity is released for pre-defined time periods at announced points in time and with specific time limits for reservations. If the reservations exceed the spare capacity, the spare capacity will be allocated based on a distribution formula. However, consideration shall in case of spare capacity first be given to the owners’ duly substantiated needs for capacity, which is limited to twice the owner’s equity interest in the upstream pipeline network in question.

Based on authorization given under the regulations, tariffs for use of capacity in Gassled are determined by the Ministry of Petroleum and Energy. The Ministry’s policy for determining the tariffs is to avoid excessive returns being created on the capital invested in the transportation system, allowing the return on the Norwegian petroleum activity to be taken out on the fields instead of in the transportation systems. The tariffs are to be paid for booked capacity and not in respect of the actually transported volume.

3.10.3 Gas directive of the European Union

Most of our gas is sold under long-term gas contracts to customers in the EU, a gas market that is continuing to be affected by changes in EU regulations and the implementation of such regulations in EU member states. Such regulation affects our ability to expand or even maintain our current market position, as quantities sold under our gas sales contracts may be subject to a material change in gas prices as a result of the regulations under the EU Gas Directive.

The EU Gas Directive, which has been included in the EEA Agreement and incorporated into Norwegian legislation, regulates the European gas market in conjunction with the gas Transmission Access Regulation of 2005. The Directive requires that all consumers in Europe should be able to choose their energy supplier beginning in July 2007. Fundamental changes to this directive and regulation were proposed by the European Commission in September 2007 with a specific focus on the separation of ownership of transmission assets from supply activities. The objective of these proposals is to increase competition in national markets and integrate them into regional and eventually a single EU-wide market for natural gas. The final form of these proposals are as yet unknown and are expected to be developed further throughout 2008. It is difficult to predict the effect liberalisation measures will have on the evolution of gas prices, but the main objective of the single gas market is to bring greater choice and reduced prices for customers through increased competition.

3.10.4 HSE regulation

<~~Petroleum~~>Our petroleum operations in Norway are subject to extensive regulation with regard to health, safety and the environment, or HSE. Under the Petroleum Act, which is <~~in this respect~~ >administered by the Ministry of Labour and Government Administration, <~~all~~>our petroleum operations must be conducted in compliance with a reasonable standard of care, taking into consideration the safety of employees, the environment and the economic values represented by installations and vessels. The Petroleum Act specifically requires that petroleum operations be carried out in such a manner that a high level of safety is maintained and developed in accordance with technological developments. StatoilHydro established a system for monitoring the technical safety of its plants in 2001, and, as part of this system, it collects and interprets information from its operating activities and incorporates risk management in its operating activities.

<~~Licensees and other persons engaged in petroleum operations~~>We are required to maintain at all times a plan to deal with emergency situations in our petroleum operations. During an emergency, the Ministry of Labour and Government Administration may decide that other parties should provide the necessary resources, or otherwise adopt measures to obtain the necessary resources, to deal with the emergency for the account of the licensees.

The Petroleum Safety Authority Norway (PSA) has the regulatory responsibility for safety, emergency preparedness and the working environment for all petroleum-related activities. The PSA’s sphere of responsibility also includes supervision of safety, emergency preparedness and the working environment at the petroleum facilities and connected pipeline systems on land.

In our capacity as a holder of licenses under the Petroleum Act, we are subject to strict statutory liability in respect of losses or damages suffered as a result of pollution caused by spills or discharges of petroleum from petroleum facilities covered by any of our licenses. This means that anyone who suffers losses or damages as a result of pollution caused by any of our NCS license areas can claim compensation from us without needing to demonstrate that the damage is due to any fault on our part. If the pollution is caused by a force majeure event, a Norwegian court may reduce the level of damages to the extent it considers reasonable.

3.10.5 Taxation of StatoilHydro

We are subject to ordinary Norwegian corporate income tax as well as to a special petroleum tax relating to our offshore activities. We are also subject to a special carbon dioxide emissions tax and, from 2007, a nitrogen oxide fee. Under our production licenses we are obligated to pay an area fee to the Norwegian State. Set forth below is a summary of certain key aspects of the Norwegian tax rules that apply to our operations.

Corporate income tax. Our profits, both from offshore oil and natural gas activities and from onshore activities, are subject to Norwegian corporate income tax. The corporate income tax rate is currently 28%. Our profits are computed in accordance with ordinary Norwegian corporate income tax rules, subject to certain modifications that apply to companies engaged in petroleum operations. Gross revenue from oil production and the value of lifted stocks of oil are determined on the basis of norm prices. Norm prices are decided on a monthly basis by the Petroleum Price Board, a body whose members are appointed by the Ministry of Petroleum and Energy, and published quarterly. The Petroleum Taxation Act provides that the norm prices shall correspond to the prices that could have been obtained in case of a sale of petroleum between independent parties in a free market. When adopting norm prices, the Petroleum Price Board takes into consideration a number of factors, including spot market prices and contract prices within the industry.

The maximum rate for depreciation of development costs related to offshore production installations and pipelines is 16 2/3% per year. The depreciation starts when the cost is incurred. Exploration costs may be deducted in the year in which they are incurred. Beginning in 2007, financial costs related to the offshore activity are calculated directly based on a formula set in the petroleum tax act. The financial costs deductible against the offshore tax regime are the total financial costs multiplied by 50% of tax values divided by average interest bearing debt. All other financial costs and income are allocated to the onshore tax regime.

Any tax losses may be carried forward indefinitely against subsequent income earned. Fifty per cent of losses relating to activity conducted onshore in Norway may be deducted from NCS income subject to the 28% tax rate. Losses from foreign activities may not be deducted against NCS income. Losses from offshore activities are fully deductible against onshore income.

By use of group contributions between Norwegian companies in which we hold more than 90% of the shares and the votes, tax losses and taxable income can, to a great extent, be offset. Group distributions are not deductible in our offshore income.

From 1 January 2004, dividends received have not been subject to tax in Norway. Exemptions exist for dividends from low-tax countries or portfolio investments outside the EEA.

From 26 March 2004, capital gains on realization of shares are not taxable and losses are not deductible. Exemptions exist for shares held in companies domiciled in low-tax countries or portfolio investments outside the EEA.

Special petroleum tax. A special petroleum tax is levied on profits derived from petroleum production and pipeline transportation on the NCS. The special petroleum tax is currently levied at a rate of 50%. The special tax is applied to relevant income in addition to the standard 28% income tax, resulting in a 78% marginal tax rate on income subject to petroleum tax. The basis for computing the special petroleum tax is the same as for income subject to ordinary corporate income tax, except that onshore losses are not deductible against the special petroleum tax, and a tax-free allowance, or uplift, is granted at a rate of 7.5% per year. The uplift is computed on the basis of the original capitalized cost of offshore production installations. The uplift may be deducted from taxable income for a period of four years, starting in the year in which the capital expenditures are incurred. Unused uplift may be carried forward indefinitely.

Abandonment costs. Abandonment costs incurred can be deducted as operating expenditures. Provisions for future abandonment costs are not tax deductible.

Carbon dioxide emissions tax. A special carbon dioxide emissions tax applies to petroleum activities on the NCS. The tax is NOK 0.80 for 2007 and NOK 0.45 for 2008 per standard cubic meter of gas burned or directly released and per litre of oil burned. For 2008, companies operating on the NCS will have to buy quotas to cover the carbon dioxide emissions from the petroleum activities.

Nitrogen oxide fee. Beginning on 1 January 2007, the Norwegian government introduced a nitrogen oxide fee applicable to emissions of nitrogen oxide on the NCS. The fee is NOK 15.40 per kilogram of nitrogen oxide (NOK 15.39 for 2008).

Area fee. After the expiration of the initial exploration period, the holders of production licenses are required to pay an area fee. The amount of the area fee is set out in regulations promulgated under the Petroleum Act. In respect of most of the production licenses, the initial annual area fee is currently NOK 7,000 per square kilometre. The annual area fee is increased yearly by NOK 7,000 until it reaches NOK 70,000 per square kilometer.

Royalty. The obligation to pay royalty on the NCS was abolished at the end of 2005.

3.10.6< ~~The Norwegian state as a regulatory authority~~>

<~~As a corporation based in Norway, we are subject to the laws and regulations of the Kingdom of Norway. Changes to relevant laws and regulations could have a significant impact on our operations. Various agencies and departments of the Kingdom of Norway exercise regulatory functions over our activities. The Ministry of Petroleum and Energy also exercises important regulatory powers over all petroleum operations of the companies of the NCS, including those of Statoil. For additional information about the Ministry of Petroleum and Energy’s role, see previous report sections under Regulation for further details. A number of other agencies and departments, such as the Norwegian Petroleum Directorate, the Ministry of Finance, the Ministry of Labour and Government Administration, the Ministry of the Environment and the Norwegian Pollution Control Authority, exercise regulatory powers which affect important parts of our operations.~~>

<~~A significant part of the taxes we pay are paid to the Norwegian State, see previous report sections under Regulation for further details.~~><~~3.10.7~~>The Norwegian state’s direct participation in petroleum operations on the NCS

The Norwegian State’s policy as an owner of shares of StatoilHydro has been, and continues to be, to ensure that petroleum activities create the highest possible value for the Norwegian State. Initially, the Norwegian State’s participation in petroleum operations was organized mainly through us. In 1985, the Norwegian State established the State’s direct financial interest, or SDFI, through which the Norwegian State has taken direct participating interests in licenses and petroleum facilities on the NCS. As a result, the Norwegian State holds interests in a number of licenses and petroleum facilities in which we also hold interests.

As a result of changes in global markets and competitive conditions in the petroleum industry, the Norwegian State implemented a strategic review of its oil and gas policy in 2000. Based on the results of this strategic review, the Norwegian State prepared a plan to restructure its petroleum holdings on the NCS that was approved by the Storting on 26 April 2001. The key elements of the restructuring plan include:

•         the partial privatization of StatoilHydro;

•         a restructuring of the Norwegian State’s SDFI assets, including the sale of SDFI assets to us and to other oil and gas companies and an exchange of interests in certain oil and gas infrastructure between the SDFI and us;

•         the establishment of procedures to ensure that, as long as the Norwegian State instructs us to do so, we will continue to market and sell the State’s oil and gas, together with our oil and gas, following the partial privatization;

•         the transfer of responsibility over and management of the SDFI’s assets from us to a new company which will be wholly owned by the Norwegian State; and

•         the transfer of operational responsibility over certain pipelines on the NCS from us to a new company which, for the time being, is wholly owned by the Norwegian State.

3.10.<~~8~~> 7Marketing and sale of the SDFI’s oil and gas

Introduction. We have historically marketed and sold the Norwegian State’s oil and gas as a part of our own production. The Norwegian State has elected to continue this arrangement. Accordingly, at an extraordinary general meeting held on 27 February 2001, the Norwegian State, as sole shareholder, revised our articles of association by adding a new article which requires us to continue to market and sell the Norwegian State’s oil and gas together with our own oil and gas in accordance with an instruction established in shareholder resolutions in effect from time to time. At an extraordinary general meeting held on 25 May 2001, the Norwegian State, as sole shareholder, approved a resolution containing the instructions referred to in the new article. This resolution is referred to as the owner’s instruction.

The Norwegian State has a coordinated ownership strategy to maximise the aggregate value of its ownership interests in StatoilHydro and the Norwegian State’s oil and gas. This is reflected in the owner’s instruction, which contains a general requirement that, in our activities on the NCS, we are required to take account of these ownership interests in decisions that may affect the execution of this marketing arrangement.

The owner’s instruction sets forth specific terms for the marketing and sale of the Norwegian State’s oil and gas. The principal provisions of the owner’s instruction are as set forth below.

Objectives. The overall objective of the marketing arrangement is to obtain the highest possible total value for our oil and gas and the Norwegian State’s oil and gas and ensure an equitable distribution of the total value creation between the Norwegian State and us. In addition, the following considerations are important:

•         create the basis for making long-term and predictable decisions concerning the marketing and sale of the Norwegian State’s oil and gas;

•         ensure that results, including costs and revenues related to our oil and gas and the Norwegian State’s oil and gas, are transparent and possible to measure; and

•         ensure an efficient and simple administration and execution.

Our tasks. Our tasks under the owner’s instruction are to market and sell the Norwegian State’s oil and gas and to carry out all necessary tasks, other than those carried out jointly with other licensees under the production license, in relation to the marketing and sale of the Norwegian State’s oil and gas, including, but not limited to, the responsibility for processing, transport and marketing. In the event that the owner’s instruction is terminated, in whole or in part, by the Norwegian State, the owner’s instruction provides a mechanism under which contracts for the marketing and sale of the Norwegian State’s oil and gas to which we are a party may be assigned to the Norwegian State or its nominee. Alternatively, the Norwegian State may require that the contracts be continued in our name, but to the effect that in the underlying relationship between the Norwegian State and us, the Norwegian State receives all rights and obligations related to the Norwegian State’s oil and gas.

Costs. The Norwegian State does not pay us specific consideration for executing these tasks, but the Norwegian State reimburses us for its proportionate share of certain costs, which under the owner’s instruction may be our actual costs or an amount specifically agreed. Price mechanisms. For sales of the Norwegian State’s natural gas, both to us and to third parties, the payment to the Norwegian State is based on either achieved prices, a net back formula or market value. We now purchase all of the Norwegian State’s oil and NGL. Pricing of the crude oil is based on market reflective prices. NGL prices are based on either achieved prices, market value or market reflective prices.

Lifting mechanism. As part of the coordinated ownership strategy, a lifting mechanism for the Norwegian State’s and our oil and gas is established in accordance with rules set out in the owner’s instruction.

To ensure a neutral weighting between the Norwegian State’s and our natural gas volumes, a list has been established for deciding the priority between each individual field. To decide the ranking, a mathematical optimisation model is used which describes existing and planned production facilities, infrastructure and processing terminals where the Norwegian State and we have ownership interests. The list yields a result giving the highest total net present value for the Norwegian State’s and our oil and gas. In the evaluation, the following objective criteria shall, among other things, apply:

•         the effect of the draw on the depletion rate;

•         identification of time critical fields;

•         influence on oil/liquid fields with associated gas needing gas disposal; and

•         free capacity and flexibility in transportation systems and onshore facilities.

The different fields are ranked in accordance with the assumed total value creation for the Norwegian State and us, assuming all of the fields meet our profitability requirements if we participate as a licensee, and the Norwegian State’s profitability requirements if the State is a licensee. The list is updated annually or more frequently if incidents occur that may significantly influence the ranking. Within each individual field where both the Norwegian State and we are licensees, the Norwegian State and we will deliver volumes and share income in accordance with our respective participating interests.

The Norwegian State’s oil and NGL are lifted together with our oil and NGL in accordance with applicable lifting procedures for each individual field and terminal.

Withdrawal or Amendment. The Norwegian State may utilise its position as majority shareholder of StatoilHydro at any time to withdraw or amend the instruction requiring us to market and sell the SDFI oil and natural gas together with our own.

3.10.<~~9~~> 8Petoro AS - The SDFI management company

From the establishment of StatoilHydro in 1972 until 1 January 1985, the participation of the Norwegian State in production licences and facilities for transport and utilisation of petroleum took place entirely through us. As of 1 January 1985, the Norwegian State’s participation was reorganised through the establishment of the SDFI. Through this reorganisation the Norwegian State began taking a direct financial interest in production licences. The establishment of the SDFI entailed a transfer of a substantial part of our participation in most of our then-existing licences to the SDFI, although formally such licences continued to be held wholly in our name. Since its establishment in 1985, the SDFI has taken shares in most licences awarded. The SDFI also holds shares in a number of oil and gas pipelines and land-based terminal facilities.

We were, until 17 June 2001, registered as licensee for all SDFI shares in licenses. In accordance with a decision made in an extraordinary general meeting on 10 May 2001, we were until this time also the manager of the SDFI shares in these licences on behalf of the Norwegian State. Where both the SDFI and we had an interest in the same licence, the department managing our interest also managed the SDFI interest. In fields with SDFI interests only, the interests were managed by a separate unit that we established for this purpose. Our tasks as the manager of the SDFI’s interests have included attending management committee meetings for both the SDFI’s and our own share in licences, and votes cast by us in management committee meetings have represented both the SDFI’s and our own interests in the licences. We have also been responsible for marketing the petroleum of which the Norwegian State becomes the owner through the SDFI shares in production licences.

In connection with the restructuring, the Norwegian State on 9 May 2001 established a new State-owned company, Petoro AS, which took over responsibility for and the management of the SDFI assets as licencee, in accordance with a new chapter of the Petroleum Act. The Norwegian State continues to be the beneficial owner of these assets. We continue to market and sell the Norwegian State’s oil and gas together with our own oil and gas, pursuant to the owner’s instruction described under report section Marketing and sale of the SDFI’s oil and gas. One of the tasks of Petoro AS is to supervise our compliance with the owner’s instruction.

Petoro AS does not own any of the oil and gas produced under the licence interests it holds, does not receive any revenues from sales of the Norwegian State’s oil and gas, and is not permitted to obtain an operator role. However, Petoro AS may become a participant in new licences awarded by the Norwegian State.

3.10.<~~10~~> 9Gassco AS - The gas transportation operating company

In connection with the restructuring of the Norwegian State’s oil and gas interests, on 14 May 2001 the Norwegian State established a separate company, Gassco AS, which on 1 January 2002 took over as operator of the natural gas transportation system previously operated by us. Gassco AS is wholly owned by the Norwegian State. The owners of the infrastructure systems appointed Gassco AS as the new operator.

The transfer of the operatorship to Gassco AS was made without consideration and does not affect existing arrangements with respect to ownership or access to the natural gas transportation system or tariffs for transport. However, in accordance with the joint venture agreements relating to each of the gas transportation assets, the operator is entitled to be reimbursed for its costs as operator. Accordingly, since Gassco AS was appointed as operator, we no longer receive such reimbursement, and we will, as will other users of the infrastructure, be required to pay our portion of Gassco AS’s expenses associated with the operation of the natural gas pipelines in which we hold interests.

Gassco AS has entered into contracts with us for each infrastructure joint venture, pursuant to which we will carry out technical operating activities on behalf of Gassco AS, such as system maintenance, for which we will receive reimbursement of costs. Either Gassco AS or we may terminate without cause each of these contracts, except the contract for the Statpipe joint venture, after five years. Either Gassco AS or we may also terminate the part of the Statpipe contract, which refers to the offshore pipelines, after five years. Currently, Gassco AS may terminate the part of the Statpipe contract that refers to the Kårstø plant, at any time, provided that 2/3 of the owners, representing more than 2/3 of the ownership interests, have supported such termination.

The natural gas transportation system was transferred to a new joint venture called Gassled as of 1 January 2003. Gassco AS is the operator of the Gassled joint venture. Our initial direct ownership interest in Gassled is currently 32.06% (32.86% including our indirect interest through our 28.58% holding in Norsea Gas AS), 15.71% in Zeepipe Terminal JV and 20.84% in Dunkerque Terminal DA. From 1 January 2011, our direct ownership interest in Gassled will be reduced to 28.05% due to an increased ownership interest for SDFI. In addition, our ownership interest in Gassled may also change as a result of inclusion of existing or new infrastructure or if Gassled undertakes further investments without participation from its owners in the same ratio as their ownership interests in Gassled. For more information on the Gassled joint venture, see report section Norwegian gas transportation system and other facilities.